Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Expands Reseller Network for SD7 with Addition of Leading US Distributor Serving the Two-Way Radio Market

Two Way Direct offers SD7 nationally

VANCOUVER, BC / ACCESSWIRE / April 24, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW)(“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announces Two Way Direct, Inc., a reseller of two-way radios and push-to-talk over cellular, is now a distributor   of Siyata’s mission-critical PoC (MCPTT) SD7 solution and its broad range of accessories.

Siyata CEO, Marc Seelenfreund, commented, “Two Way Direct is a leader in professional radio communication solutions for business and government making it a strategic fit for distribution of our products and solutions. With its broad, national distribution, Two Way Direct provides us with an entrée into the more traditional two-way radio market and expands the reach of our brand. They understand the benefits of push-to-talk over cellular and as a premier, wide-area, unlimited airtime, PoC communications provider they have the largest coverage area in the world. It is exciting to see two-way radio resellers like Two Way Direct promoting next-generation PTT.”

Two Way Direct’s CEO, Brandon Ocampo, commented, “We’re excited to partner with Siyata to deliver the best push-to-talk solution on the market. With no upfront cost and a low monthly fee, you’ll receive the benefits of Siyata’s rugged handset combined with the power of our worldwide connectivity   and embedded Two Way Direct push-to-talk application. Coverage is king, which is why we leverage nearly every carrier in the world to deliver the ultimate coverage experience. Our PTT app instantly connects your team in one platform across two-way radios, smartphones, and web dispatchers. It’s PTT with no boundaries.”

The SD7 enables push-to-talk communications for first responders and enterprise clients in a simple easy-to-use rugged Android based Push-To-Talk (PTT) handset with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America, Europe and international markets.

Users of the SD7 handset can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

About Two Way Direct

Two Way Direct is a leader in professional two-way radio communication solutions for business and government. Bridging the gap between traditional radio communication systems and push-to-talk over cellular, Two Way Direct connects your team in one platform across different devices, networks, and locations. They are the premier, wide-area, unlimited airtime, two-way radio push-to-talk communications provider with the largest coverage area in the world.

Visit TwoWayDirect.com to learn more.

Contact:

Sandra Abarca, Director of Marketing

Two Way Direct, Inc.

sandra@twowaydirect.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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